SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                   LIGHTEN UP ENTERPRISES INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   53223Y 10 5
                                 (CUSIP NUMBER)

                              ROBERT H. COHEN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  APRIL 6, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].





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                                  SCHEDULE 13D

CUSIP NO.  53223Y 10 5

(1)       Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          ISAAC COHEN

(2)       Check the Appropriate Box if a Member of a Group               (a) [ ]
                                                                         (b) [ ]

(3)       SEC Use Only

(4)       Source of Funds OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)       Citizenship or Place of Organization CALIFORNIA

Number of      (7)  Sole Voting Power         9,891,094
Shares
Beneficially   (8)  Shared Voting Power       0
Owned by
Each
Reporting      (9)  Sole Dispositive Power    9,891,094
Person With
          `    (10) Shared Dispositive Power  0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,094 shares of Common Stock

(12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

(13)      Percent of Class Represented by Amount in Row (11)  23.6%

(14)      Type of Reporting Person IN





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ITEM 1.  SECURITY AND ISSUER.
         -------------------

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.0001 per share (the "Common Stock").

         (b)     ISSUER: Lighten Up Enterprises International, Inc.
                 2200 Powell Street
                 Suite 675
                 Emeryville, CA 94608

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         2(a)-(c) Name:  Isaac Cohen

         Business Address:  2200 Powell Street
                            Suite 675
                            Emeryville, CA 94608

         Principal Occupation:     Mr. Cohen is Chairman, President, Chief
         Executive Officer and Chief Scientific Officer of the Issuer.

         2(d) Criminal Convictions: Mr. Cohen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         2(e) Violations of Federal or State Securities Laws: Mr. Cohen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)   Citizenship: USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Mr. Cohen obtained his shares of Common Stock pursuant to a reverse merger, which is described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Mr. Cohen obtained 9,891,094 shares of Common Stock pursuant to a "reverse merger" transaction, completed by the Issuer on April 6, 2005, in which the Issuer caused its wholly-owned subsidiary to merge with and into Bionovo, Inc., a Delaware corporation ("Bionovo"), pursuant to which Mr. Cohen received his shares of Common Stock based on his ownership of shares of Bionovo's common stock. Mr. Cohen was the Chairman, President, Chief Executive Officer, Chief Scientific Officer and a Director of Bionovo and he became Chairman, President,

Chief Executive Officer, Chief Scientific Officer and a Director of the Issuer upon the completion of the reverse merger.

         At the closing of the reverse merger, the number of members on the board of directors of the Issuer was increased from one to four directors, and Mr. Cohen was appointed to the board of directors to serve until the next annual meeting of stockholders. Upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act, Davis Naveh and Mary Tagliaferri will be appointed to serve as directors of the Issuer. In connection with the appointment of these two directors, Mary E. Ross, the sole remaining member of the board of directors of the Issuer before the reverse merger, will resign as director of the Issuer. In addition, Mr. Cohen was appointed Chairman, President, Chief Executive Officer and Chief Scientific Officer and Dr. Tagliaferri was appointed Vice President, Chief Regulatory Officer, Secretary and Treasurer.

         Except as described in the foregoing paragraphs, Mr. Cohen has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         Reference is made to the Agreement of Merger and Plan of Reorganization, dated April 6, 2005, which governed the reverse merger and which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 8, 2005, and is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) Mr. Cohen beneficially owns 9,891,094 shares of Common Stock, representing 23.6% of the currently outstanding shares of Common Stock of the Issuer.

         (b) Mr. Cohen has sole voting and dispositive power with respect to the 9,891,094 shares of Common Stock held directly by him.

         (c) Not Applicable

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ----------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Merger and Plan of Reorganization referred to in Item 4 hereof, which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 8, 2005.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                           /s/ Isaac Cohen
Dated:  April 12, 2005                                    ---------------------
                                                               Isaac Cohen